

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
John Ramsay
Chief Financial Officer
Syngenta AG
Schwarzwaldallee 215
4058 Basel, Switzerland

      Re: Syngenta AG
              Form 20-F for the Year Ended December 31, 2013
              Filed February 13, 2014
              File No. 001-15152

Dear Mr. Ramsay:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Risk Factors, page 4

Syngenta conducts business in most countries of the world, including certain high-risk countries…, page 9

1.   You include disclosure about operations in Sudan and Cuba, and your website provides contact information for those countries. While you discussed closing your office in Syria in your letter to us dated December 16, 2011, we note that Syngenta Flowers' website lists dealers for Syria. Please tell us about contacts with Sudan, Cuba and Syria since the prior letter. As you are aware, Sudan, Cuba and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.   Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, Cuba and Syria, whether through

subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Your response should describe any products, technology or services you have provided to Sudan, Cuba and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Sudan, Cuba and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. We note your disclosure that operations in these countries are quantitatively immaterial. Tell us the approximate dollar amounts of any associated revenues, assets, and liabilities related to these countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria.

Item 5. Operating and Financial Review and Prospects, page 39

Operating Income by Segment, page 50
North America, page 51

3. We note your disclosure that in regards to the decrease in general and administrative expenses, the decrease in 2013 results in part from increased income from granting access by others to Syngenta product registration data. Please explain to us the nature and amount of this income and tell us why you believe it is appropriate to record the amount as a reduction to general and administrative expense.

Critical Accounting Estimates, page 75

4. We note your disclosure on page 75 of MD&A that refers to the Critical Accounting Estimates as disclosed in Notes 2 and 30 to the consolidated financial statements. Please revise to include a separate section disclosing Critical Accounting Estimates within MD&A. Please note that this section is not expected to be a duplication of the disclosure in the notes to the financial statements but should address the following areas:
    *   Types of assumptions underlying the most significant and subjective estimates;
    *   Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    *   Circumstances that have resulted in revised assumptions in the past.
    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Notes to the Financial Statements

Note 7. Income Taxes, page F-27

5. We note from the reconciliation of the effective tax rate, that the taxation based on the Swiss tax rate of 22% is reduced during 2011, 2012, and 2013 due to income taxed at different rates. Please explain to us the nature of these differing tax rates that have resulted in a reduced income tax charge during these years.

Note 23. Employee share participation plans, page F-46

6. We note from that you have presented certain disclosures with respect to your share based payment arrangements in CHF rather than in US dollars, your reporting currency. Please revise to also present any disclosures of the exercise prices and grant date fair values of your share based payment arrangements in US dollars since this is the reporting currency that has been used to prepare your consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief